Mail Stop 4720

January 12, 2010

Mr. Norman L. Frohreich
President and CEO
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re:**   **FullCircle Registry, Inc.**
> **Amendment Number 4 to Registration Statement on Form S-1**
> **Filed December 31, 2009**
> **File No. 333-152062**

Dear Mr. Frohreich:

We have reviewed your amended registration statement and response letter dated December 31, 2009 to our December 1, 2009 comment letter and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note you are requesting confidential treatment for Exhibit 10.3.  Please note that we will not be in a position to declare the registration statement effective until the confidential treatment request has been resolved.  In addition, please note that your exhibit index should be marked to indicate that you are requesting confidential treatment for Exhibit 10.3.

Cover Page

2.  We note your response to Comment 3 and reissue the comment in part.  Please revise your cover page to disclose the most recent closing price for your common stock following reference to the conversion rate for the preferred.

Offering Details, page 7

3.  Your disclosure under "Use of Proceeds" on page 7 does not refer to the use of proceeds to repay notes.  However, we note that if the maximum offering is sold, it appears that up to 35% the proceeds could be used to repay these notes.  As such, please revise your disclosure under the heading "Use of Proceeds" on page 7.

Risk Factors, page 10

"Our independent auditors have expressed doubt about our ability…," page 11

4.  We note your response to Comment 11 and that you have added a risk factor in relation to the preparation of your financial statements on a going concern basis.  Please expand this risk factor discussion to note that losses and negative cash flows could cause you to cease operations.

Use of proceeds, page 17

5.  Please revise your disclosure to discuss how the notes to be repaid will be selected and how they will be repaid, whether pro rata or otherwise.  For example, will the principal shareholders be repaid prior to repaying your officers and directors?  Please also include a statement that the notes are payable to your principal shareholders, officers, and directors.

Plan of Distribution and Terms of the Offering, page 18

6.  We note that your disclosure on page 18 under the heading "There Is No Current Market for Our Shares of Preferred Stock and No Market Will Develop" is identical to the information contained under the same heading in your risk factor discussion.  As such, it appears that you have inserted a risk factor in your plan of distribution discussion.  Please revise your disclosure accordingly.

Our Business and Business Plan, page 28

AMPOII Database, page 33

7.  We note your disclosure that GE vacated the Wellness program shortly after your purchase of 50% of AMPO II's stock in 2006.  Please expand your disclosure to indicate whether you have attempted to secure similar programs from other providers since 2006.

Part II. Items Not required in Prospectus, page II-1

Item 12. Recent Sale of Unregistered Securities, page II-1

8. We note your response to Comment 20 and reissue the comment. Your disclosure on page II-1 indicates that you have had no sales of unregistered securities. However, your disclosure on page 48 notes various sales of unregistered securities. Please revise your disclosure on page II-1 to reconcile this inconsistency.

Note 1. Significant Accounting Policies

b. Accounting Method & Revenue Recognition, page F-7

9. We acknowledge your response to prior comment 17 and your revised disclosure. Please clarify the following in your disclosure:

- What "commission expense" relates to. If this relates to the commission fee payable to your agents, please indicate that this fee is not due to the agent until the insurance policy is accepted by the insurance company. If this is not true, please advise.

- That the commission revenue earned by the company is based on a percentage of the insurance premium due. If this is not the case, please clarify how your commission revenue is determined. Your statement "The first premium payment is not booked as revenue until the insurance company has accepted it" implies that your commission revenue is the entire premium payment.

10. Your revised disclosure references licensing fees. Please tell us what these licensing fees relate to and the point at which these licensing fees are recognized.

m. Intangible Assets, page F-11

11. We acknowledge your response to prior comment 18 and your revised disclosure. Please disclose why the company changed the estimated useful life from 15 years to 5 years. Please also revise your disclosure on page 23 under Liquidity and Capital Resources related to the change in estimate and the effect it will have on your future operations.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551- 3627or Gus Rodriguez at (202) 551-3752 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug (202) 551-3862 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew D. Watkins
Lynch, Cox, Gilman & Mahan, PSC
500 W. Jefferson St., Suite 2100
Louisville, Kentucky 40202